Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Jaws Mustang Acquisition Corporation (ROC #367210) (the “Company”)

TAKE NOTICE that by minutes of an extraordinary general meeting of the Company held 26 November 2024, the following special resolution was passed:

Proposal No. 1—The Extension Amendment Proposal—RESOLVED, as a special resolution that:

(a)	Article 49.7 of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.7:

“In the event that the Company does not consummate a Business Combination upon the date which is the later of: (i) January 4, 2025 (or December 4, 2026, if applicable, under the provisions of this Article 49.7), or (ii) such later time as the Members may approve in accordance with the Articles, the Company shall: (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of the then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated a Business Combination within forty-seven months from the closing of the IPO, the Company may, without another vote of the Members, elect to extend the date to consummate the Business Combination on a monthly basis for up to twenty-three times by an additional one month each time after the forty-seventh month from the closing of the IPO, by resolution of the Directors, if requested by the Sponsor in writing, and upon five days’ advance notice prior to the applicable Termination Date, until seventy months from the closing of the IPO.”

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(b)	Article 49.8(a) of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8(a):

“to modify the substance or timing of the Company’s obligation to: (i) allow redemptions of the Public Shares in connection with a Business Combination or: (ii) redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination within forty-seven months (or up to seventy months, if applicable under the provisions of Article 49.7) from the consummation of the IPO; or”

(c)	Article 49.10(b) of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.10(b):

“vote as a class with the Public Shares: (i) on the Company’s initial Business Combination or on any other proposal presented to shareholders prior to or in connection with the completion of an initial Business Combination; or (ii) to approve an amendment to the Memorandum or the Articles to (x) extend the time we have to consummate a business combination beyond December 4, 2026 or (y) amend this Article 49.10.”

/s/ Maggie Ebanks

Maggie Ebanks
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 27th day of November 2024.

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